

May 27, 2010

<u>By facsimile to (206) 984-3470 and U.S. Mail</u>

Mr. Isaac Sutton
President
Ludvik Capital, Inc.
1521 Concord Pike, Suite 301
Wilmington, DE 19803

Re: Ludvik Capital, Inc.
       Preliminary Information Statement on Schedule 14C
       Filed May 6, 2010
       File No. 0-52402

Dear Mr. Sutton:

We limited our review of the filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about the comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Notwithstanding the disclaimer that Ludvik Capital has no plans, proposals or arrangements, written or otherwise, to issue any additional authorized shares of common stock or preferred stock, we note the disclosures that Ludvik Capital has begun the pursuit of a new business plan and direction, the amendment to the articles of incorporation to change its name would allow Ludvik Capital to take advantage of the brand established by one of the entities with whom it has chosen to negotiate, and the amendment to the articles of incorporation to

increase the authorized capital stock will provide Ludvik Capital with needed stock to undertake financial transactions in which Ludvik Capital may employ common stock because the currently authorized number of shares may be insufficient to meet anticipated needs in the immediate future. We note also the disclosure in the current reports on Form 8-K filed by Ludvik Capital on April 6 and 7, 2010 that Ludvik Capital formed Ludvik Holdings, Inc. on March 30, 2010 as a special purpose entity to effect a business combination. Based on these disclosures, it appears that Ludvik Capital's preliminary information statement must satisfy the requirements of Item 1 of Schedule 14C by furnishing the information called for by all of the items of Schedule 14A of Regulation 14A, other than Items 1(c), 2, 4, and 5, which would be applicable to any matter to be acted upon at the meeting if proxies were to be solicited in connection with the meeting. Additionally, Notes A, C, D, and E to Schedule 14A are applicable to Schedule 14C. Please file a revised preliminary information statement in response to this comment.

2. Tell us why the address for Ludvik Capital under "Additional Information" on page 7 differs from the address for Ludvik Capital in the notice of proposed action by written consent on page 2. Please also explain why the address on the cover page of your Forms 8-K differs from these addresses.

Other

3. Our records continue to reflect that Ludvik Capital is delinquent in its reporting responsibilities under the Exchange Act. We are attaching a copy of the letter dated August 21, 2009 from Marva D. Simpson, Special Counsel, Office of Enforcement Liaison, Division of Corporation Finance, sent to Mr. Frank Kristan. If you have any questions on the delinquency letter, you may contact Ms. Simpson, at (202) 551-3245.

Closing

As appropriate, file a revised preliminary information statement and respond to these comments within 10 business days. Alternatively, tell us within 10 business days when you will provide us a response. To expedite our review, Ludvik Capital may wish to provide us three marked courtesy copies of the revised preliminary information statement. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If Ludvik Capital thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised preliminary information statement, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Ludvik Capital and its management are in possession of all facts relating to the disclosure in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from Ludvik Capital in which Ludvik Capital acknowledges that:

- Ludvik Capital is responsible for the adequacy and accuracy of the disclosure in the filing.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

- Ludvik Capital may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Ludvik Capital provides us in our review of the filing or in response to our comments on the filing.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director